EXPENSE LIMIT AGREEMENT

         Expense Limit Agreement made as of November 20, 2000, between Pioneer Investment Management, Inc. (PIM) and Pioneer Independence Fund (the "Fund").

         Whereas PIM wishes to reduce the expenses of the Fund until the Fund achieves a certain level of assets; and

         Whereas the Fund wishes to have PIM enter into such an agreement;

         Now therefore the parties agree as follows:

         SECTION 1. PIM agrees to limit the Fund's expenses (the "Expense Limitation") by waiving PIM's fees and/or reimbursing the Fund for the Fund's ordinary operating expenses so that the total expenses of the Fund (other than extraordinary expenses, such as litigation, taxes, brokerage commissions, etc.) do not exceed 1.50% per annum of average daily net assets. In no event, shall Pioneer Funds Distributor, Inc. be required to waive or PIM reimburse any fees payable under the Fund's Rule 12b-1 plan.

         SECTION 2. PIM may terminate or modify the Expense Limitation only in accordance with this Agreement. PIM agrees that the Expense Limitation shall not be modified or terminated during the remainder of the fiscal year in which this Agreement is executed. PIM shall be entitled to modify or terminate the Expense Limitation with respect to any fiscal year that commences subsequent to the date this Agreement is executed if, but only if, PIM elects to modify or terminate the Expense Limitation with respect to such subsequent fiscal year and such election is made prior to the effective date of the Fund's post-effective amendment to its Registration Statement on Form N-1A to incorporate the Fund's financial statements; provided that this Agreement shall remain in effect at all times until the Fund's then current prospectus is amended or supplemented to reflect the termination or modification of this Agreement. The election by PIM referred to in the preceding sentence shall not be subject to the approval of the Fund or its Board of Trustees, but PIM shall notify the Board of Trustees in advance of the termination or modification of the Expense Limitation.

         SECTION 3. This Agreement shall be governed by the laws of the State of Delaware.

         In witness whereof, the parties hereto have caused this Agreement to be signed as of the 20th day of November, 2000.


PIONEER INDEPENDENCE FUND           PIONEER INVESTMENT
                                    MANAGEMENT, INC.


BY:/s/ David D. Triple              BY:/s/ David D. Tripple
David D. Tripple                    David D. Tripple
Executive Vice President            President